Exhibit 99.1

NEWS RELEASE

For Immediate Release
May 30, 2008
AINSWORTH LUMBER CO. LTD. (TSX:ANS)

Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) advises that at its 2008 annual general meeting originally called for May 5, 2008 and adjourned to May 30, 2008 has been further adjourned to a date, time and place to be announced.  A notice of the adjourned meeting will be sent to shareholders when the new date, time and place have been determined.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C.  V7X 1L3
Telephone:  604-661-3200
Facsimile:  604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca